Exhibit 99.1

Press Release

OTI REPORTS FY 2007 FIRST QUARTER FINANCIAL RESULTS

Revenues up 15% Compared to the Same Period Last Year

Fort Lee, NJ – May 29, 2007 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced its consolidated financial results for the first quarter ended March 31, 2007.

—	Revenues: $10.4 million, an increase of 15% compared to $9.1 million in the first quarter last year.
—	Gross Profit: $4.0 million, a decrease of 10% compared to $4.5 million in the first quarter last year. Gross margin decreased to 39% for the Three Months Ended March 31, 2007 from 49% for the same period in 2006.
—	GAAP Net Loss: $(4.1) million, an increase of 109% compared to $(2.0) million in the first quarter last year.
—	Non-GAAP Net Loss: $(2.5) million, an increase of 122% compared to $(1.1) million in the first quarter last year.
—	GAAP Loss per Share: $(0.22), compared to $(0.16) in the first quarter of 2006.
—	Non-GAAP Loss per Share: $(0.14), compared to $(0.09) for the same period last year.
—	Strong Balance Sheet with cash equivalents and short term investments totaling $46.6 million.

Non-GAAP results for the first quarter of 2006 and 2007 excludes the impact of SFAS 123(R) and amortization of intangible assets. Please see the attached table for a full reconciliation of GAAP to Non-GAAP results.

Commenting on the results, Oded Bashan, Chairman, President & CEO of OTI, said, “During the first quarter we increased our revenues by 15% to $10.4M while increasing the contribution from the ID and the petroleum markets, which was in line with our expectation that revenue growth this year will be driven mainly by the petroleum and ID markets. While quarter to quarter lumpiness is characteristic of the early-stage markets in which we participate, we expect the second half to be significantly stronger than the first half. Our first quarter results were impacted by the weakness of the dollar. Because the trend continues, we are considering steps to mitigate the influence of currency on our results.”

Conference call and Webcast Information
The Company has scheduled a conference call and simultaneous webcast for Tuesday, May 29, 2007, at 10:00 AM EDT to discuss operating results. To participate, call: 1-866-491-4244 (U.S. toll free), 1-809-245-917 (Israel toll free), 0-800-180-8316 (Germany toll free), 1-973-582-2815 (standard international). ID Code: OTI Q1 Conference call. To attend the webcast, use the following link: http://www.otiglobal.com/content.aspx?id=226

For those unable to participate, the teleconference will be available for replay until midnight June 5th, by calling U.S: 877-519-4471 or International: 973-341-3080 and entering the PIN number # 8836804 or on the web at: http://www.otiglobal.com/content.aspx?id=226

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, OTI uses non-GAAP measures of gross profit, net income (loss) and earnings (loss) per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges taken in accordance with SFAS 123(R) and the amortization of intangible assets. OTI management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all of this information to investors.

About OTI

Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets.  Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

OTI Contact:
Galit Mendelson
Director of Corporate Communications
201 944 5200 ext. 111
galit@otiglobal.com

(TABLES TO FOLLOW)

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2005, including the documents incorporated by reference therein, filed with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

ON TRACK INNOVATIONS LTD CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (In thousands, except share and per share data)

	Three months ended March 31
	2007	2006
	(Unaudited)	(Unaudited)

Revenues
Sales	$9,498	$8,017
Licensing and transaction fees	877	1,038

Total revenues	10,375	9,055

Cost of Revenues
Cost of sales	6,342	4,573

Total cost of revenues	6,342	4,573

Gross profit	4,033	4,482

Operating Expenses
Research and development	2,594	1,828
Selling and marketing	1,872	1,429
General and administrative	3,808	3,146
Amortization of intangible assets	328	186

Total operating expenses	8,602	6,589

Operating loss	(4,569)	(2,107)
Financial income, net	597	326
Other income (loss), net	(111)	19

Loss before taxes on income and minority interests	(4,083)	(1,762)
Taxes on income	66	(11)
Minority interest	42	7
Equity in loss of an affiliate	(120)	(196)

Net loss	$(4,095)	$(1,962)

Basic and diluted net loss per ordinary share	$(0.22)	$(0.16)

Weighted average number of ordinary shares used in computing
basic and diluted net loss per ordinary share	18,341,227	12,365,227

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three months ended March 31, 2007 Adjustments		Non-GAAP

Revenues
Sales	$9,498	-		$9,498
Licensing and transaction fees	877	-		877

Total revenues	10,375			10,375

Cost of Revenues
Cost of sales	6,342	(11	) (a)	6,331

Total cost of revenues	6,342	(11)		6,331

Gross profit	4,033	11		4,044

Operating Expenses
Research and development	2,594	(487	) (a)	2,107
Selling and marketing	1,872	(72	) (a)	1,800
General and administrative	3,808	(719	) (a)	3,089
Amortization of intangible assets	328	(328	) (b)	0

Total operating expenses	8,602	(1,606)		6,996

Operating loss	(4,569)	1,617		(2,952)
Financial income, net	597	-		597
Other expenses, net	(111)	-		(111)

Loss before taxes on income and minority interests	(4,083)	1,617		(2,466)
Taxes on income	66	-		66
Minority interests	42	-		42
Equity in loss of an affiliate	(120)	-		(120)

Net loss	$(4,095)	$1,617		$(2,478)

Basic and diluted net loss per ordinary share	$(0.22)	$0.08		$(0.14)

Weighted average number of ordinary shares used in computing
basic and diluted net loss per ordinary share	18,341,227			18,341,227

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three months ended March 31, 2006 Adjustments		Non-GAAP

Revenues
Sales	$8,017	-		$8,017
Licensing and transaction fees	1,038	-		1,038

Total revenues	9,055			9,055

Cost of Revenues
Cost of sales	4,573	(4	) (a)	4,569

Total cost of revenues	4,573	(4)		4,569

Gross profit	4,482	4		4,486

Operating Expenses
Research and development	1,828	(284	) (a)	1,544
Selling and marketing	1,429	(42	) (a)	1,387
General and administrative	3,146	(332	) (a)	2,814
Amortization of intangible assets	186	(186	) (b)	0

Total operating expenses	6,589	(844)		5,745

Operating loss	(2,107)	848		(1,259)
Financial income, net	326	-		326
Other income, net	19	-		19

Loss before taxes on income and minority interests	(1,762)	848		(914)
Taxes on income	(11)	-		(11)
Minority interests	7	-		7
Equity in loss of an affiliate	(196)	-		(196)

Net loss	$(1,962)	$848		$(1,114)

Basic and diluted net loss per ordinary share	$(0.16)	$0.07		$(0.09)

Weighted average number of ordinary shares used in computing
basic and diluted net loss per ordinary share	12,365,227			12,365,227

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
CONDENSED
CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	March 31 2007	December 31 2006
	(Unaudited)	(Audited)

Assets

Current Assets
Cash and cash equivalents	$11,606	$30,049
Short-term investments	34,965	18,232
Trade receivables (net of allowance for doubtful accounts of $ 234 as of March 31, 2007 and December 31, 2006)	10,272	10,155
Other receivables and prepaid expenses	1,853	2,109
Inventories	11,594	10,344

Total current assets	70,290	70,889

Severance Pay Deposits Fund	1,095	1,087

Long-Term Receivables	976	1,043

Investment In An Affiliated Company	1,534	1,627

Property, Plant and Equipment, Net	16,742	13,318

Intangible Assets, Net	5,514	5,823

Goodwill	23,387	23,387

Total Assets	$119,538	$117,174

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	March 31 2007	December 31 2006
	(Unaudited)	(Audited)

Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities of long-term bank loans	$1,374	$498
Trade payables	6,744	6,869
Other current liabilities	4,022	3,331

Total current liabilities	12,140	10,698

Long-Term Liabilities
Long-term loans, net of current maturities	2,035	2,117
Accrued severance pay	3,433	3,209
Deferred tax liabilities	926	992

Total long-term liabilities	6,394	6,318

Total liabilities	18,534	17,016

Minority interests	952	1,004

Shareholders' Equity
Ordinary shares of NIS 0.1 par value: authorized - 50,000,000 shares as of March 31, 2007 and December 31, 2006; issued 19,145,950 and 18,592,880 shares as of March 31, 2007 and December 31, 2006, respectively; Outstanding 18,895,923 and 18,243,539 as of March 31, 2007 and December 31, 2006, respectively	441	431
Additional paid-in capital	168,075	163,102
Accumulated other comprehensive income	434	424
Accumulated deficit	(68,898)	(64,803)

Total shareholders' equity	100,052	99,154

Total Liabilities and Shareholders' Equity	$119,538	$117,174

ON TRACK INNOVATIONS LTD CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (In thousands, except share and per share data)

	Three months ended March 31
	2007	2006
	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net loss	$(4,095)	$(1,962)
Adjustments required to reconcile net loss to
net cash provided by (used in) operating activities:
Stock-based compensation related to options and shares
issued to employees and others	1,661	943
Equity in net losses of an affiliated company	120	196
Amortization of intangible assets	328	186
Depreciation	690	364
Minority interest	(42)	(7)
Accrued severance pay, net	216	333
Decrease (increase) in trade receivables	(94)	360
Decrease in other receivables and prepaid expenses	263	291
Increase in inventories	(1,226)	(520)
Increase (decrease) in trade payables	(175)	1,608
Increase (decrease) in other current liabilities	677	(1,349)
Other, net	(268)	(53)

Net cash provided by (used in) operating activities	(1,945)	390

Cash flows from investing activities
Proceeds from maturity of available-for sale securities	12,085	12,387
Purchase of available-for sale securities	(28,692)	(2,044)
Purchase of property and equipment	(767)	(1,039)
Receipts on account of loans and receivables	84	86
Other, net	(19)	10

Net cash provided by (used in) investing activities	(17,309)	9,400

Cash flows from financing activities
Increase in short-term bank credit, net	878	616
Repayment of long-term bank loans	(87)	(203)
Exercise of options and warrants	3	2,253

Net cash provided by financing activities	794	2,666

Effect of exchange rate changes on cash	17	2

Increase (decrease) in cash and cash equivalents	(18,443)	12,458
Cash and cash equivalents at the beginning of the period	30,049	29,657

Cash and cash equivalents at the end of the period	$11,606	$42,115